[Clifford Chance US LLP Letterhead]
February 10, 2011
VIA EDGAR AND BY FEDERAL EXPRESS
Mr. Michael E. McTiernan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Corporate Property Associates 16 — Global Incorporated CPA 16 Holdings Inc. Registration Statement on Form S-4 Filed January 5, 2011 File No. 333-171538
Dear Mr. McTiernan:
On behalf of our clients, Corporate Property Associates 16 — Global Incorporated, a Maryland corporation (“CPA:16”), and CPA 16 Holdings Inc., a Maryland corporation (together with CPA:16, the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated February 2, 2011 (the “February 2 Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-171538) and the joint proxy statement/prospectus, which is a part thereof, filed by the Company on January 5, 2011. For convenience of reference, each Staff comment is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the February 2 Letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in this letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
General
1.	We note your response to comments one and two in our letter dated January 21, 2011. Please provide us with copies of any report, opinion or appraisal related to the NAV calculations provided to the registrant, the target company, the advisor, their affiliates, or to the financial advisors by the third-party valuation specialist. In addition, please provide an analysis as to why you believe these reports, opinions or appraisals were not materially related to the transaction.

We are supplementally providing the Staff with copies of the restricted appraisal reports prepared by the valuation firm with respect to the real properties of each of Corporate

Property Associates 14 Incorporated (“CPA:14”) and CPA:16 (the “Reports”). We believe that the Reports are not materially related to the transaction, and are not within the scope of materials contemplated by Item 4(b) of Form S-4, for the following reasons:
•	Each Report consists of approximately 125 pages of individual cash flow analyses for each real property asset held by CPA:14 or CPA:16, together with a summary of the steps taken and assumptions made by the valuation firm in performing the cash flow analyses. The conclusion of each Report is a single number representing the sum of the individual property cash flow values. The Reports contain no analysis of the proposed merger, the consideration to be paid in the proposed merger or the fairness of the proposed merger. The Reports expressly state that “no consideration was given to the potential impact of the sale of a group of properties or to the entire portfolio nor to the potential refinancing of a single property or a group of properties.”

•	While the values were a factor in the advisor’s determination of NAVs, the Reports were not used by the special committees in determining the exchange ratio or in approving the transaction. As noted in our prior response letter, dated January 31, 2011, the special committees did not receive or review the Reports. In the context of negotiating the merger, the special committees agreed to value the companies based upon the companies’ respective NAVs as calculated by the advisor in a manner similar to the manner in which NAVs were calculated by the advisor earlier in 2010 and for many previous years. The special committees instructed the advisor to update the NAV calculations from the most recent calculations as of December 31, 2009. The advisor in turn retained the valuation firm to update the valuations of the companies’ real estate portfolios and related indebtedness.
After receiving the final Reports, the advisor made a number of adjustments, including negotiated merger-related adjustments, to arrive at the NAVs. The advisor reviewed the NAV calculations with each special committee’s financial advisor. The financial advisors challenged and debated certain of the adjustments until the parties arrived at a negotiated exchange ratio. This process is no different than what occurs in most merger transactions, where the parties develop internal valuation models as a basis for negotiation and ultimately arrive at a negotiated deal price.

The special committees engaged their respective financial advisors to analyze the proposed merger consideration and to render an opinion as to whether the merger consideration was fair, from a financial point of view, to the respective stockholders of CPA:14 and CPA:16. The special committees discussed in detail with their respective financial advisors the financial analyses performed and each of CPA:14 and CPA:16 received an opinion from its financial advisor as to the merger consideration. The opinions rendered and supporting analyses reviewed and considered by the special committees in approving the transaction and the merger consideration are summarized in the Registration Statement. The inclusion of a comprehensive, expertized discussion of the Reports and the naming of the valuation firm as experts could be misleading to investors by incorrectly suggesting that the special committees’ approval of the merger was based on the Reports.

We note that the presentation of the work done by the valuation firm contained in the Registration Statement is consistent with the presentations contained in the S-4’s of two prior transactions involving similar mergers of Corporate Property Associates REITs.[1]
•	The valuation firm was not hired to expertise the NAV calculations. The valuation firm’s real estate valuation reports used by the advisor were in form and substance similar to the reports which the valuation firm has provided the advisor in previous years. Regardless of the existence of the proposed merger, the valuation firm would have produced reports as of December 31, 2010, in form and substance similar to the Reports, in connection with the annual NAV calculations. CPA:14 and CPA:16 agreed that, in light of the absence from the Reports of complete discussions of the data, reasoning and analyses used by the valuation firm to develop the property cash flows, the Reports would be restricted and not shared with third parties, other than the companies’ professional advisers.
2.	Please provide us an analysis of the adjustments made by the advisor to the third-party NAV calculations to compute the NAV used for the merger consideration exchange ratio.

We are supplementally providing the Staff with presentations of the adjustments made by the advisor to the valuations provided by the valuation firm for purposes of the advisor’s calculation of the NAVs.
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We trust that we have been responsive to your comments. Please contact me at 212-878-8526 with any questions.
Sincerely,

/s/ Kathleen L. Werner
Kathleen L. Werner
Enclosures
cc: Trevor P. Bond

[1]	See CPA:14’s Registration Statement on Form S4 (333-136031) filed on July 25, 2006 and Corporate Property Associates 15 Incorporated’s Registration Statement on Form S-4 (333-116218-01) filed on June 4, 2004.